                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                          Lowrance Electronics, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock ($.10 par value per share)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   54890010
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Gerald M. Laures
               Vice President - Finance, and Corporate Secretary
                         Cobra Electronics Corporation
                            6500 W. Cortland Street
                               Chicago, IL 60707
                           Telephone: (773) 889-8870

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copy to:
                                   Pran Jha
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

                                January 4, 2001
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                        (Continued on following pages)

                              (Page 1 of 9 Pages)

                                 SCHEDULE 13D
------------------------------------------------------------------------------

--------------------                                       -------------------
 CUSIP No. 54890010                   13D                   Page 2 of 9 Pages
--------------------                                       -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Cobra Electronics Corporation
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-2479991


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,044,279 shares*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,044,279 shares*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,044,279 shares*

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
*Reporting Person disclaims beneficial ownership of all shares.

                                 SCHEDULE 13D
------------------------------------------------------------------------------

--------------------                                       -------------------
 CUSIP No. 54890010                   13D                   Page 3 of 9 Pages
--------------------                                       -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Blue Marlin, Inc.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-4413162


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,044,279 shares*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,044,279 shares*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,044,279 shares*

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
*Reporting Person disclaims beneficial ownership of all shares.

                                                             -------------------
                                                              Page 4 of 9 Pages
                                                             -------------------

Item 1. Security and Issuer.
        --------------------

     This statement relates to the common stock, $.10 par value (the "Shares"), of Lowrance Electronics, Inc. ("Lowrance"). Lowrance's principal executive offices are located at 12000 East Skelly Drive, Tulsa, Oklahoma 74128.

Item 2. Identity and Background.
        -----------------------

     This statement is filed by Cobra Electronics Corporation, a Delaware corporation ("Cobra"), and Blue Marlin, Inc., a Delaware corporation ("Blue Marlin"). The principal business address of Cobra and Blue Marlin is 6500 W. Cortland Street, Chicago, Illinois 60707. Blue Marlin is a newly incorporated Delaware corporation and has not carried on any activities other than in connection with its offer to purchase all outstanding Shares as described in the Tender Offer Statement on Schedule TO filed by Cobra and Blue Marlin on January 16, 2001. Cobra is a designer and marketer of consumer electronics products for two-way communications. During the past five years, neither Cobra nor Blue Marlin have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth below are the names, principal occupations and business addresses of the executive officers and directors of Cobra and Blue Marlin. Each executive officer and director listed below is a citizen of the United States of America. Unless indicated below, each individual listed below has a business address of 6500 W. Cortland Street, Chicago, IL 60707. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name                                            Principal Occupation or Employment
----                                            ----------------------------------
James R. Bazet                       President and Chief Executive Officer and Director of Cobra.
                                     President and Director of Blue Marlin.

William P. Carmichael                Director of Opta Food Ingredients, Inc., Director of Cobra.

James W. Chamberlain                 Senior Vice President & General Manager, Ryobi Finance
                                     Corporation.  Director of Cobra.

Carl Korn                            Chairman of the Board and Director of Cobra.

Gerald M. Laures                     Vice President-Finance and Director of Cobra.  Vice President,
                                     Secretary, Treasurer and Director of Blue Marlin.

Anthony A. Mirabelli                 Senior Vice President, Marketing and Sales of Cobra.

Ian R. Miller                        Strategic Business Advisor, Consumer Food Worldwide Division,
                                     Monsanto Corporation.  Director of Cobra.

Harold D. Schwartz                   President, Chez & Schwartz, Inc., marketing and sales
                                     consultants.  Director of Cobra.

Michael Smith                        Senior Vice President and Chief Financial Officer of Cobra.

                                                             -------------------
                                                              Page 5 of 9 Pages
                                                             -------------------

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     The Stockholder Agreements described in Item 4 of this Statement were entered into by Cobra, Blue Marlin and the Stockholders (as defined below) listed in Item 4 as an inducement to Cobra and Blue Marlin to enter into the Merger Agreement described in Item 4. Except as set forth in the preceding sentence, neither Cobra nor Blue Marlin has paid consideration in connection with entering into the Stockholder Agreements.

Item 4. Purpose of Transaction.
        ----------------------

     On January 4, 2001, Cobra, Blue Marlin and Lowrance entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for Blue Marlin's offer to purchase all of the outstanding Shares at a purchase price of $8.25 per Share in cash (the "Offer"), followed by the merger of Blue Marlin with and into Lowrance (the "Merger"), with Lowrance surviving the Merger and becoming a wholly owned subsidiary of Cobra. Pursuant to the Merger Agreement, in the Merger each outstanding Share (other than Shares that are held in the treasury of Lowrance or by any wholly owned subsidiary of Lowrance, Shares owned by Cobra or by any wholly owned subsidiary of Cobra and Shares held by stockholders who properly perfect appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive $8.25 in cash, without interest, or any higher price per Share paid in the Offer.

     Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation and Bylaws of Lowrance shall remain the Certificate of Incorporation and Bylaws of Lowrance; the directors of Blue Marlin shall become the directors of Lowrance and the officers of Lowrance shall remain the officers of Lowrance. It is anticipated that, following the consummation of the Merger, the Shares will be delisted from the Nasdaq National Market and the Shares will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

     Concurrently with the execution of the Merger Agreement, in order to induce Cobra and Blue Marlin to enter into the Merger Agreement, Darrell J. Lowrance, Ronald G. Weber, Willard P. Britton and Peter F. Foley (collectively, the "Stockholders") and who own an aggregate of 2,044,279 (approximately 54.2%) of the outstanding Shares, entered into stockholder agreements (the "Stockholder Agreements") with Cobra and Blue Marlin.

     Pursuant to the Stockholder Agreements, each Stockholder has agreed that,
(a) the Stockholder will vote the Shares held by such Stockholder in favor of the Merger and the Merger Agreement; (b) the Stockholder will vote his or her Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lowrance or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of Lowrance's Certificate of Incorporation or Bylaws or other proposal or transaction involving Lowrance, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement;
(c) the Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, his or her Shares to any person other than Blue Marlin or Blue Marlin's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) the Stockholder will not, and will not permit any investment banker, attorney or other adviser or representative of such Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) the Stockholder will tender pursuant to the Offer and not withdraw the Shares owned by such Stockholder.

     The Stockholder Agreements terminate upon the earlier of (i) the effective time of the Merger and (ii) the valid termination of the Merger Agreement.

     The description of the Stockholder Agreements contained herein is qualified in its entirety by reference to the copies of the forms of Stockholder Agreements included as Exhibits 2 and 3 hereto, which are incorporated herein by reference.

                                                             -------------------
                                                              Page 6 of 9 Pages
                                                             -------------------

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) - (c) By reason of the Stockholder Agreements, Cobra and Blue Marlin may be deemed to be the beneficial owners of, in the aggregate, 2,044,279 Shares (the "Stockholders Common Stock") and may be deemed to have shared power to vote or direct the vote of the Stockholders Common Stock or shared power to dispose or direct the disposition of the Stockholders Common Stock. The Stockholders Common Stock represent approximately 54.2% of the outstanding Shares, based upon the number of Shares outstanding as of January 3, 2001. By virtue of the limited nature of the Stockholder Agreements, Cobra and Blue Marlin expressly disclaim beneficial ownership of the Stockholders Common Stock. Except as described in this Schedule 13D, neither Cobra or Blue Marlin nor, to the best knowledge of Cobra and Blue Marlin, any of the persons listed in Item 2 above beneficially owns any Shares. Except as described in this Schedule 13D, neither Cobra or Blue Marlin nor, to the best knowledge of Cobra and Blue Marlin, any of the persons listed in Item 2 above has effected any transactions in the Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

     As described in Item 4, Cobra anticipates that it will acquire the entire equity interest in Lowrance pursuant to the Merger Agreement.

     To finance the acquisition of Shares pursuant to the Offer and the Merger, Cobra has executed a financing term sheet (the "Credit Facility Term Sheet") with LaSalle Bank National Association ("LaSalle"), General Electric Capital Corporation ("GE Capital") and BT Commercial Corporation ("BTCC") in which LaSalle, GE Capital, BTCC (collectively, the "Agents") and other lenders acceptable to the Agents would provide to Cobra financing in an aggregate principal amount of up to $85 million (the "Credit Facility"). The terms of the definitive agreement providing for the Credit Facility have not yet been finalized. This description is qualified in its entirety by reference to the copy of the Credit Facility Term Sheet included as Exhibit 4 hereto, which is incorporated herein by reference.

     The Credit Facility will consist of a revolving loan facility (the "Revolving Facility") under which loans may be borrowed, repaid and reborrowed by Cobra or Lowrance from time to time in an aggregate amount of up to $65 million. The amount outstanding under the Revolving Facility will include $25 million that is available for documentary letters of credit. The Credit Facility will also contain a term loan (the "Term Loan") of up to $20 million. It is anticipated that borrowings under the Credit Facility will be secured by a first priority security interest in all existing and after-acquired assets of Cobra and Lowrance and their subsidiaries and a pledge of all of the issued and outstanding capital stock of Cobra's subsidiaries (including, after the Merger, Lowrance).

     Other than the Credit Facility Term Sheet, the Merger Agreement and the Stockholder Agreements described in Item 4 to this Statement, to the best knowledge of Cobra and Blue Marlin, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to the Shares.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

     1 Agreement and Plan of Merger dated as of January 4, 2001, by and among Cobra, Blue Marlin and Lowrance (incorporated by reference to Exhibit
          2.1 to the Current Report on Form 8-K of Lowrance filed on January 8,
          2001).

     2 Form of Stockholder Agreement dated as of January 4, 2001 among Cobra, Blue Marlin and certain stockholders of the Company (including, a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder) (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Cobra and Blue Marlin on January 16, 2001).

     3 Form of Stockholder Agreement dated as of January 4, 2001 among Cobra, Blue Marlin and certain stockholders of the Company (including, a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered

                                                             -------------------
                                                              Page 7 of 9 Pages
                                                             -------------------

          into by such stockholder) (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by Cobra and Blue Marlin on January 16, 2001).

     4. Term Sheet dated as of December 14, 2000 between Cobra and General Electric Capital Corporation, LaSalle Bank National Association and BT Commercial Corporation (incorporated by reference to Exhibit (b)(1) to the Tender Offer Statement on Schedule TO filed by Cobra and Blue Marlin on January 16, 2001).

                                                             -------------------
                                                              Page 8 of 9 Pages
                                                             -------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 5, 2001.

                                     COBRA ELECTRONICS CORPORATION


                                     By:  /s/ James R. Bazet
                                          -------------------------------------
                                          James R. Bazet
                                          President and Chief Executive Officer


                                     BLUE MARLIN, INC.


                                     By:  /s/ James R. Bazet
                                          -------------------------------------
                                          James R. Bazet
                                          President

                                                             -------------------
                                                              Page 9 of 9 Pages
                                                             -------------------

                                 Exhibit Index


Exhibit No.                                            Description
-----------                                            -----------
    1        Agreement and Plan of Merger dated as of January 4, 2001, by and among Cobra , Blue Marlin and
             Lowrance (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Lowrance
             filed on January 8, 2001).

    2        Form of Stockholder Agreement dated as of January 4, 2001 among Cobra, Blue Marlin and certain stockholders of the Company (including, a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder) (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on
             Schedule TO filed by Cobra and Blue Marlin on January 16, 2001).

    3        Form of Stockholder Agreement dated as of January 4, 2001 among Cobra, Blue Marlin and certain stockholders of the Company (including, a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder) (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on
             Schedule TO filed by Cobra and Blue Marlin on January 16, 2001).

    4        Term Sheet dated as of December 14, 2000 between Cobra and General Electric Capital Corporation,
             LaSalle Bank National Association and BT Commercial Corporation (incorporated by reference to
             Exhibit (b)(1) to the Tender Offer Statement on  Schedule TO filed by Cobra and Blue Marlin on
             January 16, 2001).